Exhibit 99.1

Announcement of AGM Results

Joint Stock Company Kaspi.kz (Nasdaq: KSPI) announces that the following resolutions were duly passed at its Annual General Meeting on 15 April 2026:

1. To approve the agenda of the Annual General Meeting of Shareholders of JSC Kaspi.kz:

1) Approval of the agenda;

2) Approval of JSC Kaspi.kz’s 2025 annual audited financial statements;

3) Approval of the procedure to distribute JSC Kaspi.kz’s net income for the year 2025 and the amount of dividend per common share of JSC Kaspi.kz;

4) Information on shareholders’ appeals on JSC Kaspi.kz and its officers’ actions and results of consideration thereof in 2025;

5) Appointment of the external auditor to audit JSC Kaspi.kz’s financial statements;

6) Approval of the amount and terms of remuneration and reimbursement of expenses of the Board Members incurred while performing Board Member's duties.

2. To approve JSC Kaspi.kz's 2025 annual audited financial statements.

3. To approve dividends to be paid within the period set by law:

1) dividend amount of KZT 850 (eight hundred and fifty tenge) per common share of JSC Kaspi.kz;

2) dividend is paid for period 2025;

3) commencement date of dividend payments: 15 April 2026;

4) the list of shareholders entitled to receive the dividend based on 14 April 2026 date of record;

5) procedure and form of dividend payments: to be paid in cash by wire transfers to accounts of shareholders.

4. To take a note of the information on shareholders' appeals on JSC Kaspi.kz and its officers’ actions in 2025.

5. To reappoint Deloitte LLP as the external auditor to audit JSC Kaspi.kz’s 2026 financial statements.

6. To approve the amount and terms of remuneration and reimbursement of expenses of the Board Members incurred while performing Board Member's duties (stock options for the Board Members as a part of the long-term incentive program): Mrs. A. Prawdzik

– 8 889 ADSs, Mr. S. Gutkowski – 8 889 ADSs, and Mr. D. Gardner – 8 889 ADSs which will vest over 3 years equally.

For further information

David Ferguson, david.ferguson@kaspi.kz +44 7427 751 275